Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AtomBeam Technologies Inc.
1036 Country Club Dr, Suite 200
Moraga, CA 94556
https://atombeamtech.com/

Up to $3,068,175.40 in Common Stock at $6.20
Minimum Target Amount: $9,994.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: AtomBeam Technologies Inc.
Address: 1036 Country Club Dr, Suite 200, Moraga, CA 94556
State of Incorporation: DE
Date Incorporated: August 17, 2017

Terms:

Equity

Offering Minimum: $9,994.40 | 1,612 shares of Common Stock
Offering Maximum: $3,068,175.40 | 494,867 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $6.20
Minimum Investment Amount (per investor): $496.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Perk | 10% Bonus Shares

As you have previously invested in AtomBeam Technologies, Inc., you are eligible for additional bonus shares.

Reservation Bonus | 5% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

Combo/Avid Investor Perk: First Two Weeks

Early Bronze

Invest $1,000+ within the first week and receive 15% bonus shares.

Early Silver

Invest $1,000+ within the first two weeks and receive 10% bonus shares.

Early Gold

Invest $10,000+ within the first week and receive 25% bonus shares.

Early Platinum

Invest $10,000+ within the first two weeks and receive 20% bonus shares.

Blitz Tier 1

Invest $5,000+ in the 3rd week of the campaign and receive 15% bonus shares.

Blitz Tier 2

Invest $5,000+ in the 9th week of the campaign and receive 15% bonus shares.

<u>Volume-Based Perks</u>

Tier 1

Invest $1,000+ and receive AtomBeam T-shirt/hat, or two T-shirts, or two hats.

Tier 2

Invest $5,000+ and receive AtomBeam T-shirt/hat, or two T-shirts, or two hats + 5% bonus shares

Tier 3

Invest $10,000+ and receive AtomBeam T-shirt/hat, or two T-shirts or two hats + 10% bonus shares.

Tier 4

Invest $25,000+ and receive AtomBeam T-shirt/hat, or two T-shirts or two hats + 15% bonus shares.

Tier 5

Invest $50,000+ and receive AtomBeam T-shirt/hat, or two T-shirts or two hats + 25% bonus shares.

*Note: T-shirts and hats will be sent out after the close of the round.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

AtomBeam Technologies Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.20 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $620. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

AtomBeam Technologies Inc. ("AtomBeam" or the "Company") is a California-based software company with a highly sophisticated technology that has the potential to change the way machine/IoT data is transmitted and stored.

Protected by 24 issued and 8 allowed patents, AtomBeam's software technology typically reduces IoT data by an average of 75% while adding ultralightweight security. According to IDC, by 2025, half of all data generated will come from machines/IoT. Data compression algorithms, such as zip, are generally ineffective for IoT data. AtomBeam is the only effective way to reduce this fastest-growing data category, making it potentially a key component for a broad array of potential uses, including industrial machines, wearables, smart cities, spacecraft, medical devices, and virtually every machine that generates data. In many ways, AtomBeam is the real Pied Piper, or even better.

AtomBeam technology is a radical departure from conventional data reduction, known as data compression. Compression seeks out repeated data patterns in a single file, inserting placeholders where it finds duplicated patterns, which has the effect of reducing the size of the file. In contrast, AtomBeam uses the latest machine learning techniques to find patterns across thousands of files, saving each often-repeated pattern in a Codebook and assigning to each saved pattern a Codeword, or index, which is much smaller than the pattern itself. Once the Codebook is complete, it is inserted into a source of data, such as a cell phone, and also in a destination, such as a cloud server, allowing the source and destination to

communicate entirely in Codewords alone. This dramatically reduces the amount of data that is sent and makes communication commensurately faster. Compression is ineffective on IoT files, which are typically too small to have many repeated patterns within one file; for AtomBeam, however, file size is virtually irrelevant. This makes AtomBeam's technology a potential standard for machine-to-machine communications.

AtomBeam's second product in development, Neurocompaction, uses a unique, powerful artificial intelligence to reduce the size of images that are generated by modern sensors, like LiDAR, which builds images using lasers and is used in autonomous vehicles, and synthetic aperture radar images generated by satellites and aircraft. These are big files, and Neurocompaction doubles the performance of advanced compression, which is why the U.S. Air Force awarded us a $1.2 million contract in 2023 to develop the technology for defense and commercial uses.

In addition to its 32 issued and allowed patents, AtomBeam has filed 11 pending patents. The Company's patent portfolio is extensive and relates to both proposed uses of the technology as well as mathematical and architectural approaches that further optimize the Company's software. Potential uses include applications unrelated to IoT, including its use in data centers. Patent filings related to optimization include the application of highly complex mathematical techniques and approaches that are expected to have the effect of increasing execution speed, improving security, and further improving compaction ratios.

The Company markets its product to manufacturers and end-users of loT devices, including for use in cars, heavy machinery, factories, wearables, smart buildings, and much else, with significant traction with several large corporations and the Department of Defense. AtomBeam's revenue is derived from one-time payments and annual license and maintenance fees based on the number of connected devices and the amount of data processed. The Company also seeks to license resellers such as cloud service providers, who build AtomBeam into their IoT solution and offer the combination service to their customers, remitting software-as-a-service (SAAS) fees to AtomBeam.

AtomBeam Technologies Inc. is currently in the early revenue stage of development and is currently performing under two Phase II contracts with the U.S. Department of Defense, each for $1.2 million. The Company was founded in September 2017 as a Delaware LLC, Drivewarp LLC. In 2019, the Company changed its name and corporate form to AtomBeam Technologies Inc., a Delaware C-Corp effective January 29, 2019.

Competitors and Industry

AtomBeam holds a unique position in the IoT industry. The Company’s software primarily impacts IoT connectivity, which is estimated to be a $163 billion market in 2020 and expected to grow to $493 billion in 2026 (https://www.researchandmarkets.com/reports/5456165/global-iot-connectivity-market-report-and), a 20.9% CAGR. This market includes the cost of loT use of cellular, private, and satellite networks. For networks carrying machine-generated, non-video data, AtomBeam has the potential to reduce the amount of data needed to be transported by an average of 75%; most users can expect to realize significant savings as a result, and for those with metered, by the megabyte plans, reduction in the amount of data being transmitted is directly correlated to the Compaction ratio. For network operators, the added bandwidth potential that AtomBeam provides can effectively replace the need to launch more satellites or eliminate other investments in costly, more capable hardware.

For its data reduction capability, AtomBeam's primary competition is increased loT network capacity, such as the expansion of cellular networks, launching more satellites, and upgrades of private IoT systems. For increased data speed, competition could be construed as edge computing solutions such as those sold by MobiledgeX, Mutable, Edge Gravity, Ori, and others. AtomBeam also provides enhanced IoT security; there are many IoT encryption and security monitoring companies, such as Armis, Claroty, Forescout, NAGRA, Palo Alto Networks, and many others, but AtomBeam is more likely to be used to enhance other security products by combining the technologies than as a substitute for an IoT security product. AtomBeam's unique technology and patent moat make it well protected against the competition, although the possibility that a competitor could introduce a product that offers similar benefits as AtomBeam's cannot be discounted.

Current Stage and Roadmap

Between 2017 - 2020, AtomBeam spent most of its focus on research, development, testing, and patent filings. Now, AtomBeam has a production product that is in customer field testing. Its customer portal demo site, along with the first production release of its product, was launched in October 2020 and is being used extensively for testing data samples by prospective customers. In addition, AtomBeam offers its customers a “software development kit”, or SDK, which includes a copy of the AtomBeam software, manuals, testing software, and other components used by customers for in-depth testing and integration into their solution.

Several large companies are testing, or plan to test AtomBeam’s product, including a major networking equipment maker, Saab, a cloud service provider, a satellite operator, a blockchain company, and others. Two big pharma companies have approached AtomBeam to inquire about the use of our product for bioinformatics, which while it is a good target cannot be addressed with the current company resources. In 2020 AtomBeam signed a deal with a Japanese distributor that is marketing AtomBeam's product to their customers. Several smaller companies are also working with the company to integrate AtomBeam into their offerings, as well, and when the sales are closed could represent important milestones for the company, since it demonstrates to the major companies the viability of the technology.

For the present, AtomBeam is focused on satellite data, due to the following factors:

1. The industry is in the process of being disrupted by Starlink and other LEO companies, and the legacy satellite operators are searching for ways to increase the productivity of their existing constellations;

2. The cost of satellite data connectivity is high and bandwidth is limited;

3. Satellite is a growing market and many potential users could be accessed if the cost of connectivity was lower.

Building AtomBeam into a product that is sold by a major company offers an important opportunity for AtomBeam to reach a far larger set of potential users than the company can on its own. Consequently, AtomBeam's marketing focus is on resellers of satellite connectivity or who use satellite data as a core part of their services. Several of these companies may see the opportunity to build a competitive advantage for their products by building in AtomBeam, as well as a new revenue source by means of reselling AtomBeam's technology. For AtomBeam, this approach provides an opportunity to greatly leverage its limited engineering and sales resources to address much bigger opportunities than would otherwise be possible by addressing one customer at a time, with the exception of very large end-user customers.

The Company's focus on satellite data from an operational standpoint consists of two stages. Initially, AtomBeam is concentrating its product efforts on integration of its technology as a key part of a SAAS offering that combines Compaction with Amazon Web Services (AWS) and Inmarsat's satellite data transmission. Over time, the plan is to increase the breadth of the offering to include many satellite terminals and sensors, addressing a diverse range of end users. Once proven, the satellite operator may adopt AtomBeam widely and relatively quickly, since the Company's software would be pre-integrated. Just as important, once AtomBeam has integrated its technology in the AWS cloud, other cloud services can be added, and the availability of Compaction as a simple add-on to cloud services may enable its use to scale significantly and relatively quickly.

The Team

Officers and Directors

Name: Charles Yeomans

Charles Yeomans's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO
  Dates of Service: September, 2017 - Present
  Responsibilities: he CEO is responsible for execution of the policies and strategy approved by the Company's board of directors. Compensation is currently $120,000 annually, expected to rise to $225,000 post a fundraising round of at least $4 million in proceeds, or whenever the company achieves a required level of revenue of $200,000 in a month.

- Position: Chairman
  Dates of Service: September, 2017 - Present
  Responsibilities: Promulgating agendas for and chairing board meetings

Other business experience in the past three years:

- Employer: Trigemina Inc.
  Title: Chairman
  Dates of Service: September, 2011 - Present
  Responsibilities: Chairing board meetings, occasionally interface with management.

Name: Joshua Cooper, PhD

Joshua Cooper, PhD's current primary role is with University of South Carolina. Joshua Cooper, PhD currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Scientist
  Dates of Service: February, 2018 - Present
  Responsibilities: Conceptualizing and architecting software and potential applications. Paid on hourly basis of $200 per hour, and has 250,000 in options.

Other business experience in the past three years:

- Employer: University of South Carolina
  Title: Professor of Mathematics
  Dates of Service: August, 2006 - Present
  Responsibilities: Teaching and research

Name: Kayla Vallarta

Kayla Vallarta's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Controller
  Dates of Service: June, 2020 - Present
  Responsibilities: Keeping corporate books, reporting, banking

- Position: Corporate Secretary
  Dates of Service: July, 2017 - Present
  Responsibilities: Maintenance of corporate books and records. No cash compensation currently, owns 80,000 shares of common stock.

Other business experience in the past three years:

- Employer: Trigemina Inc.
  Title: Director of Finance and Policy
  Dates of Service: September, 2012 - December, 2020
  Responsibilities: Maintenance of corporate financial records and banking.

Name: Courtney Benham

Courtney Benham's current primary role is with Martin Ray Winery. Courtney Benham currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: September, 2017 - Present
  Responsibilities: Member of Board of Directors, compensation is $0 cash and 69,000 shares in a restricted share grant with vesting over 48 months.

Other business experience in the past three years:

- Employer: Martin Ray Winery
  Title: Owner
  Dates of Service: January, 1992 - Present
  Responsibilities: General Management

Name: Mojgan Haddad

Mojgan Haddad's current primary role is with Protein Metrics Inc.. Mojgan Haddad currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: September, 2017 - Present
  Responsibilities: Member of Board of Directors, compensation is $0 cash and 69,000 shares in a restricted share grant with vesting over 48 months.

Other business experience in the past three years:

- Employer: Corin Group
  Title: Senior Director of Software Engineering

Dates of Service: January, 2020 - June, 2021
Responsibilities: Lead Software engineering department for the company.

Other business experience in the past three years:

- Employer: Talis Biomedical Corporation
  Title: Senior Director, Bioinformatics & Software
  Dates of Service: January, 2015 - January, 2020
  Responsibilities: Created the vision for Talis' scientific applications, algorithms, and computing infrastructure and tools and led teams to execute.

Other business experience in the past three years:

- Employer: Protein Metrics Inc.
  Title: Vice President of Engineering
  Dates of Service: August, 2021 - Present
  Responsibilities: Supervise software development activities.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $2,001,697.28 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the

future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in the prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions, or that its use may be far more limited than the Company anticipates. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our software. Delays or cost overruns in the development of our software and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Software in particular is subject to problems with bugs in the code that could severely affect its customers and therefore the Company's business.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs, including large telcos, satellite operators and other companies that are building additional bandwidth. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

AtomBeam Technologies Inc. was formed on August 17, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AtomBeam Technologies Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that AtomBeam's software product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies.

As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns a trademark for "AtomBeam", and has copyrights, Internet domain names, and trade secrets. The Company has been assigned 24 issued patents, eight allowed patents and 11 pending patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), the FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on

third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AtomBeam Technologies Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AtomBeam Technologies Inc. could harm our reputation and materially negatively impact our financial condition and business.

New Technology Product Risk

The Company's product creates a fundamentally new category of product, for which there is no existing comparable product in the market. There can be no assurance that a market for the Company's product exists or will exist, and consequently, the Company may not be successful in selling customers licenses to use its product.

Sophisticated Engineering Requirements

Our software is classed as middleware, which requires users to integrate it into their existing software. This limits the accessibility of the software to engineers who have the technological sophistication to undertake this integration process, and costs money and time, which may limit the appeal of AtomBeam's product to the broader market.

Future Development Risk

For AtomBeam's software to achieve widespread acceptance, it will require a major effort to improve its sophistication, speed, automation, and other key improvements. Some of these improvements may prove difficult or impossible to execute, limiting the AtomBeam product's appeal.

Unproven Market for AtomBeam's Software

AtomBeam's software is highly innovative and represents a new category for technology products. As such, until the Company achieves substantial revenue, there can be no assurance that a market exists for the Company's product. AtomBeam necessarily depends on a recognition of the economic value its software provides to prospective customers; if prospective customers do not find such economic value to be present, the Company may not achieve its financial objectives.

Potential for Theft of Intellectual Property

The Company's product is software, and as such, the potential exists for a third party to copy or develop on their own a version of the Company's product. The Company is diligent in its patent filings and intend to vigorously defend its intellectual property, and maintains a secure approach to software development. The Company, however, may not be aware of copying of its software or infringement of its patents by third parties, and even if the Company is made aware of such copying or infringement, it may not be successful in defending its rights to its intellectual property.The Company's product is software, and as such, the potential exists for a third party to copy or develop on their own a version of the Company's product. The Company is diligent in its patent filings and intend to vigorously defend its intellectual property, and maintains a secure approach to software development. The Company, however, may not be aware of copying of its software or infringement of its patents by third parties, and even if the Company is made aware of such copying or infringement, it may not be successful, or be able to afford the cost, to defend its rights to its intellectual property.

Potential for a transaction involving investment by a blockchain company described in the offering may not be consummated, or could be delayed, or could be closed on terms that are not as favorable to the Company.

The Company is under a letter of intent with a blockchain company that contemplates their investment of $5 million in the Company under favorable terms. There is a risk that this investment does not close or closes under terms less favorable to the Company, or is significantly delayed. If any of these events were to occur, the Company's ability to address key initiatives may be impaired or not occur, negatively affecting the Company.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July	2,440,000	Common Stock	22.2%
Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July	1	Convertible Promissory Note PN-4a	
Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July	1	Convertible Promissory Note PN-06	
Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July	1	Convertible Promissory Note CN-19	
Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July	1	Convertible Promissory Note CN-25	
Charles Yeomans and The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July	1	Convertible Promissory Note CN-28	
Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust	2,636,000	Common Stock	24.0%
Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust	1	Convertible Promissory Note PN-07	
Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust	1	Convertible Promissory Note PN-16	
Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust	1	Convertible Promissory Note CN-20	
Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust	1	Convertible Promissory Note CN-26	
Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust	1	Convertible Promissory Note CN-27	
Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust	1	Convertible Promissory Note CN-24	
Aliasghar Riahi and Ali A. Riahi & Mojgan Haddad Family Trust	1	Convertible Promissory Note PN-03	

The Company's Securities

The Company has authorized Common Stock, Convertible Promissory Note CN-20, Convertible Promissory Note CN-26, Convertible Promissory Note CN-27, Convertible Promissory Note PN-03, Convertible Promissory Note CN-24, Convertible Promissory Note PN-07, Convertible Promissory Note PN-16, Convertible Promissory Note CN-23, Convertible Promissory Note CN-21, Convertible Promissory Note CN-19, Convertible Promissory Note CN-25, Convertible Promissory Note CN-28, Convertible Promissory Note PN-06, Convertible Promissory Note PN-4a, Convertible Promissory Note CN-36, Convertible Promissory Note CN-22, Convertible Promissory Note CN-35, Convertible Promissory Note CN-31, Convertible Promissory Note CN-34, Convertible Promissory Note CN-32, Convertible Promissory Note CN-35a, Convertible Promissory Note CN-35, Convertible Promissory Note CN-30, Convertible Promissory Note PN-01, Convertible Promissory Note PN-02, Convertible Promissory Note PN-04, Convertible Promissory Note PN-05, Convertible Promissory Note PN-12, Convertible Promissory Note PN-15, Convertible Promissory Note CN-37, and Convertible Promissory Note CN-39. As part of the Regulation Crowdfunding raise, the Company will be offering up to 494,867 of Common Stock.

Common Stock

The amount of security authorized is 40,000,000 with a total of 11,285,999 outstanding.

Voting Rights

Voting rights: Each stockholder is entitled to one vote for each share of capital stock held by such stockholder. Please see the voting rights of securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her

successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Material Rights & Stockholder Agreement

The Company has a stockholder agreement from 2019 executed between the stockholders and the company. This Agreement only applies to stockholders who executed the Agreement and any Stockholders who execute Joinder Agreements. Investors in this offering will not be signing a Joinder Agreement.

The Stockholder Agreement contains transfer restrictions and drag-along rights as key provisions. If a majority of the shareholders approve a liquidity event, all Stockholders agree to the transaction.

The total number of shares outstanding on a fully diluted basis, 11,285,99 shares of Common Stock, does not include 630,000 shares of Common Stock options, 420,068 shares of Common Stock warrants, and 2,481,166 RSUs. These outstanding shares may affect your ownership in the future.

Stock Options, Warrants, RSUs

The amount outstanding includes the following calculation which provides summary information for the company's capitalization.

Issued and outstanding shares of common stock: 11,285,999

Shares subject to issuance pursuant to RSUs: 2,481,166

Shares subject to issuance pursuant to warrants: 420,068

<u>Warrants</u>

The following warrants have been issued by the company as consideration for services provided by vendors and advisors.

Warrant Number Shares Exercise Price Issue Date Expiration Date

1 100,000 $0.17 2-01-2019 04-30-2024

2 60,698 $0.01 08-08-2019 07-31-2024

3 28,000 $0.17 07-17-2019 04-30-2024

4 28,000 $0.17 07-17-2019 04-30-2024

5 56,685 $0.001 09-01-2021 03-14-2024

6 56,685 $0.001 09-01-2021 03-14-2024

7 90,000 $0.05 09-01-2021 01-07-2025

Total 420,068

For Warrants 1, 2, 3, 4, 7 and 8, the following vesting schedule applies: The exercise of the Warrants shall be subject to vesting as follows: One-forty-eighth (1/48th) of the total number of Shares shall vest upon the expiration of each full calendar month of each Holder's continuous service to the Company for the each of the next forty-eight (48) months, such that all such Shares shall be vested on the last day of the month in which the four-year anniversary of the vesting start date falls. No Shares shall vest following any termination of each Holder's continuous service to the Company, and any unvested Shares shall thereupon be forfeit without consideration. The Warrants shall only be exercisable, at any time or from time to time, with respect to Shares that have vested.

For Warrants 5 and 6, the following vesting schedule applies: Upon presentation of an invoice by a Holder to the Company on the basis of work performed by Holder and other personnel for the Company as detailed in such invoice, an equal number of Shares will vest as USD are invoiced. For example, if an invoice is presented by each Holder for USD$1,000, at that time 1,000 Shares will vest under the Warrant. No Shares shall vest following any termination of Holder's continuous service to

the Company, and any unvested Shares shall thereupon be forfeit without consideration. This Warrant shall only be exercisable, at any time or from time to time, with respect to Shares that have vested.

2019 Stock Incentive Plan

630,000 shares of common stock are issuable pursuant to exercise of options that have been granted to employees, consultants and advisors ("Options").

Options Granted

Option number	Options Granted	Vesting Schedule	Vesting Start Date	Exercise Price
1	40,000	2	01-Apr-19	$0.12
2	75,000	1	01-Feb-19	$0.05
3	35,000	1	01-Nov-18	$0.10
4	35,000	1	01-Jun-19	$0.12
5	15,000	4	01-Jan-19	$0.17
6	70,000	2	01-Aug-18	$0.05
7	35,000	1	01-Sep-20	$0.05
8	40,000	5	01-Aug-19	$0.12
9	35,000	1	01-Feb-19	$0.12
10	250,000	2	01-Aug-21	$0.05
Total	630,000			

2019 Stock Incentive Plan vesting schedules:

1. Four years monthly, with no cliff: One-forty-eighth (1/48th) of the total number of shares subject to such option shall vest upon the expiration of each full calendar month of the grantee's continuous service to the Company for the each of the next forty-eight (48) months, such that all such options shall be vested on the last day of the month in which the four-year anniversary of the vesting start date falls.

2. Four years monthly, with one-year cliff: One-fourth (1/4th) of the total number of shares subject to such option shall vest on the first anniversary of the vesting start date so long as the grantee provides continuous service to the Company through and including such anniversary date; thereafter, one-forty-eighth (1/48th) of the total number of shares subject to such option shall vest upon the expiration of each full calendar month of the grantee's continuous service to the Company for the each of the next thirty-six (36) months, such that all such options shall be vested on the last day of the month in which the four-year anniversary of the vesting start date falls.

3. Two years monthly, with no cliff: One-twenty-fourth (1/24th) of the total number of shares subject to such option shall vest upon the expiration of each full calendar month of the grantee's continuous service to the Company for the each of the next twenty-four (24) months, such that all such options shall be vested on the last day of the month in which the four-year anniversary of the vesting start date falls.

4. Fully vested. The all shares shall be vested on the date of issuance.

5. Vesting for services. Upon presentation of an invoice by Optionee to the Company on the basis of work performed by Optionee, an equal number of shares will vest as USD are invoiced. For example, if an invoice is presented by Optionee for USD$1,000, at that time 1,000 shares will vest.

• 2021 Equity Incentive Plan

2,204,666 shares of common stock are issuable pursuant to exercise of Restricted Stock Units ("RSUs") that have been granted to employees, consultants and advisors. RSUs were adopted by the company in the 2021 Equity Incentive Plan to replace the use of Options for employees, consultants and advisors as incentives.

Restricted Stock Units Granted

Holder #	RSUs	Vesting Start
1	75,000	1-Feb-22
2	25,000	1-Jan-22

3 100,000 1-Jan-22

4 50,000 1-Jan-22

5 50,000 1-Jan-22

6 40,000 1-Jan-22

7 50,000 1-Jan-22

8 35,000 1-Jan-22

9 35,000 1-Jan-22

10 1,000 1-Jan-22

11 50,000 1-Jan-22

12 5,000 1-Jan-22

13 9,000 1-Jan-22

14 44,000 1-Jan-22

15 20,000 31-Jan-22

16 20,000 1-Jan-22

17 10,000 1-Jan-22

18 150,000 1-Jan-22

19 25,000 1-Jan-22

20 100,000 1-Jan-22

21 25,000 1-Jan-22

22 10,000 1-Jan-22

23 50,000 1-Jan-22

24 66,666 1-Jan-22

25 50,000 1-Jan-22

26 50,000 1-Jan-22

27 50,000 1-Jan-22

28 70,000 1-Jan-22

29 42,000 1-Jan-22

30 25,000 1-Apr-22

31 96,000 1-Jan-22

32 226,000 1-Jan-22

33 10,000 19-May-22

34 480,000 1-Jan-22

35 60,000 19-May-22

36 69,000 1-Jan-22

37 25,000 1-Apr-22

38 20,000 18-Apr-22

39 10,000 7-Jan-22

40 2,500 20-Jan-23

41 40,000 15-Nov-22

42 10,000 1-Jul-23

43 100,000 1-Jul-23

Total 2,481,166

2021 Equity Incentive Plan vesting schedule:

(a) Two-Tiered Vesting. The vesting of the RSUs is conditioned on satisfaction of two vesting requirements before the Expiration Date or earlier termination of the RSUs pursuant to the Plan or the RSU Agreement: a time- and service-based requirement (the "Service Requirement") and a liquidity-event requirement (the "Liquidity Event Requirement"), each as described below.

(i) Service Requirement. For so long as Participant is in continuous Service through each applicable date, the Service Requirement will be satisfied with respect to (i) twenty-five percent (25%) of the RSUs subject to this award on the one-year anniversary of the first Quarterly Vesting Date (as defined below) to occur immediately following the Vesting Commencement Date, and (ii) an additional 1/12 of the RSUs thereafter on each subsequent Quarterly Vesting Date. For purposes of this Notice of Grant and the RSU Agreement, "Quarterly Vesting Date" shall mean February 15, May 15, August 15 and November 15.

(ii) Liquidity Event Requirement. The Liquidity Event Requirement will be satisfied on the earliest to occur of: (A) the effective date of an underwritten initial public offering of the Company's securities (the "IPO") and (B) the date of an Acquisition, but only if the Acquisition also constitutes a permissible payment event as a change in ownership, effective control, or sale of substantially all of the assets, as provided under Section 409A (the earliest of the prong (A) or (B) to occur, the "Initial Vesting Event").

(b) RSUs Vested at Initial Vesting Event. If at the time of the Initial Vesting Event, Participant is not in continuous Service and did not meet the Service Requirement with respect to any portion of the RSUs, then no portion of the RSUs shall vest. If at the time of the Initial Vesting Event, Participant is in continuous Service or has ceased to be in continuous Service but did meet the Service Requirement with respect to any portion of the RSUs, then the RSUs shall vest as to the number of RSUs, if any, that have satisfied the Service Requirement as of the Initial Vesting Event in accordance with clause (a)(i) above.

(c) RSUs Vested after Initial Vesting Event. If Participant is in continuous Service at the time of the Initial Vesting Event, then with respect to RSUs that have not vested as of the Initial Vesting Event under the preceding clause (b) above, vesting shall continue after the Initial Vesting Event in accordance with the Service Requirement set forth in clause (a)(i) above (each subsequent vesting date, a "Subsequent Vesting Event").

Convertible Promissory Note CN-20

The security will convert into : (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-20 are outlined below:

Amount outstanding: $60,000.00
Maturity Date: November 07, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-26

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-26 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: November 07, 2024

Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-27

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-27 are outlined below:

Amount outstanding: $22,500.00
Maturity Date: November 07, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-03

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-03 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: November 07, 2024
Interest Rate: 5.0%
Discount Rate: 5.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-24

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-24 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: November 07, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-07

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-07 are outlined below:

Amount outstanding: $12,500.00
Maturity Date: November 07, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-16

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-16 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: November 07, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-23

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-23 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: January 01, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $2,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-21

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-21 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: June 09, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-19

The security will convert into : (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-19 are outlined below:

Amount outstanding: $60,000.00
Maturity Date: November 07, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-25

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-25 are outlined below:

Amount outstanding: $20,000.00
Maturity Date: July 19, 2023
Interest Rate: 5.0%
Discount Rate: 0.2%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-28

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-28 are outlined below:

Amount outstanding: $6,000.00
Maturity Date: November 07, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-06

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-06 are outlined below:

Amount outstanding: $12,500.00
Maturity Date: November 07, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-4a

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-4a are outlined below:

Amount outstanding: $10,000.00
Maturity Date: November 07, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-36

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-36 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: January 01, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $2,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-22

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-22 are outlined below:

Amount outstanding: $5,000.00
Maturity Date: June 08, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-35

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-35 are outlined below:

Amount outstanding: $5,000.00
Maturity Date: June 24, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-31

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-31 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: November 19, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-34

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-34 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: May 13, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or

series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-32

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-32 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: March 24, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $5,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-35a

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-35a are outlined below:

Amount outstanding: $10,000.00
Maturity Date: March 24, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $5,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-35

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-35 are outlined below:

Amount outstanding: $60,000.00
Maturity Date: January 01, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $2,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-30

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-30 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: November 07, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: (i) Common Stock; (ii) any securities conferring the right to purchase Common Stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Common Stock.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-01

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-01 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: November 07, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-02

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-02 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: November 07, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-04

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-04 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: November 07, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-05

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-05 are outlined below:

Amount outstanding: $200,000.00
Maturity Date: November 07, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: he next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-12

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-12 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: November 07, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note PN-15

The security will convert into The company's common stock or preferred stock or any securities conferring the right to purchase the company's common stock or preferred stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's common stock or preferred stock, except any security granted, issued and/or sold by the company to any director, officer, employee or consultant of the company in such capacity for the primary purpose of soliciting or retaining their services. and the terms of the Convertible Promissory Note PN-15 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: November 07, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: The next sale (or series of related sales) by the Company of its Equity Securities from which the Company receives gross proceeds of not less than $4,000,000 (excluding the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes).

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-37

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Note CN-37 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: November 29, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note CN-39

The security will convert into "conversion shares" means (for purposes of determining the type of equity securities issuable upon conversion of this note) shares of the equity securities issued in the next equity financing. and the terms of the Convertible Promissory Note CN-39 are outlined below:

Amount outstanding: $500,000.00
Maturity Date: July 30, 2026
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $30,000,000.00
Conversion Trigger: A sale by the Company of its Equity Securities in a transaction or series of transactions of $2,000,000

Material Rights

"Conversion Price" means (rounded to the nearest 1/100th of one cent) 80% of the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing, subject to a maximum value per share calculated based on an equity valuation of $30,000,000, after taking into account the fully diluted number of shares of capital stock of the Company (to include issued shares and shares subject to issuance under unexercised option and warrant agreements and the issuance of all shares of the Company's capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans or any equity incentive plan created or expanded in connection with the Next Equity Financing, but not inclusive of shares subject to issuance on the basis of any convertible promissory notes) prior to conversion of this Convertible Promissory Note.

"Corporate Transaction" means:

(i) the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets or license of all or substantially all of the Company's material intellectual property;

(ii) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related

transactions, to a "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange Act), of the Company's capital stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding voting securities of the Company (or the surviving or acquiring entity).

For the avoidance of doubt, a transaction will not constitute a "Corporate Transaction" if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the Persons who held the Company's securities immediately prior to such transaction. Notwithstanding the foregoing, the sale of Equity Securities in a bona fide financing transaction will not be deemed a "Corporate Transaction."

Corporate Transaction. In the event of a Corporate Transaction prior to the conversion of this Note pursuant to Section 4.2 or the repayment of this Note in full, at the closing of such Corporate Transaction, the Company will pay the Holder an amount equal to 2.0x times the outstanding principal balance of this Note plus all accrued and unpaid interest due hereon.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A and B LLC units (AtomBeam was converted to a C Corp from Drivewarp LLC, all units were exchanged for common stock)
  Type of security sold: Equity
  Final amount sold: $401,305.00
  Number of Securities Sold: 6,908,551
  Use of proceeds: Software development and general corporate purposes
  Date: January 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $1,258,500.00
  Use of proceeds: Software development and general corporate purposes
  Date: November 30, 2021

Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Debt
  Final amount sold: $450,000.00
  Use of proceeds: Software development and general corporate purposes
  Date: May 19, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $500,000.00
  Use of proceeds: Operations and software development
  Date: July 31, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $921,500.00
  Use of proceeds: Operations and software development.
  Date: June 05, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $281,000.00
  Use of proceeds: Software development, sales and marketing, operations.
  Date: March 31, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,998,297.78
  Number of Securities Sold: 696,127
  Use of proceeds: Software development, sales and marketing, operations
  Date: June 30, 2023
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

During 2021 and 2022, the Company focused on engineering its software to be simple to install and use, including automating tasks otherwise performed manually. Other engineering work included the development of key features demanded by prospects and by the U.S. Department of Defense. The Company also made a significant effort to complete filings of patents to protect its intellectual property.

<u>2021</u>

Revenue

The Company had $49,813 in other income and $0 in revenue in 2021. No cost of goods were associated with this revenue. The other income was sourced from the Department of Defense as a payment for research and development.

<u>Expenses</u>

Total operating expenses for 2021 were $2,189,871. Selling, general and administrative expenses were $1,999,817, while marketing and advertising expenses were $190,000. Consultants, primarily software developers and architects, were paid $800,155. Other operating expenses were $266,971. In addition, the Company accrued non-cash interest expense of

$143,176 on convertible notes and $643 in depreciation expense.

2022

Revenue

The Company had $125,000 in revenue in 2022. No cost of goods was associated with this revenue.

Expenses

Total expenses for 2022 were $1,461,060. Selling, general and administrative expenses were $1,344,982, while marketing and advertising expenses were $116,078. In addition, the Company accrued a non-cash interest expense of $144,003 on convertible notes and $2,574 in depreciation expense. Consultants, primarily software developers and architects, were paid $746,620, $53,535 lower compared to 2021 due to expense reductions. Other operating expenses were $175,620, or $91,351 lower than in 2021 due to expense reductions The Company accrued a non-cash interest expense of $144,003 on convertible notes. The Company received $49,813 in income from a U.S. Defense Department contract.

Historical results and cash flows:

AtomBeam has and is devoting most of its capital resources to engineering development of its software product, Compaction, as well as to protecting its intellectual property by patenting its innovations. The emphasis during 2022 for engineering has shifted from a focus on the development of the core functions and features of the product to ease of use, characterized by automation of features to ensure it is as simple to install and operate as possible. The goal of development is to be able to provide an end user with a pre-installed, fully configured version of Compaction that requires minimal, and eventually no, interaction with Compaction to use it effectively.

AtomBeam is on track to realize a small amount of revenue in 2023. To date the Company has billed and been paid for one USAF research and development Phase I contract and been awarded another, which combined are expected to result in $150,000 in gross revenue. Two Phase II contracts totaling $2.4 million were awarded to the Company in June 2023. One is a contract with the U.S. Space Force for $1,201,583.16, and the other contract is with the U.S. Air Force for $1,209,870. For commercial business, the Company has established partnerships, which it believes it has the best opportunity for go-to-market. Inmarsat, Viasat, Nvidia, Amazon Web Services, and Intel partnerships announced in 2023 may prove to be good opportunities for the company, and more are actively being sought.

As a software company, AtomBeam expects that its gross margins will be in the 85% range. Management believes that its Compaction product will be most successful if it is instantiated on-chip, first as a software program, and eventually as a dedicated semiconductor, called an Application Specific Integrated Circuit, or ASIC, and an "Intellectual Property core", or "IP core" that can be integrated into a processor. The first step in the process to achieve this is instantiation of Compaction on a kind of semiconductor called a Field Programmable Gated Array, or FPGA, which is not "hard coded", and allows for software to be improved and debugged before it is instantiated as an IP core or ASIC. AtomBeam was recently awarded a U.S. Air Force contract to begin the process of instantiation on an FPGA, which will be undertaken with Second Order Effects, a hardware company, acting as a subcontractor. The process of on-chip instantiation will likely take several years to complete.

AtomBeam's second product, Neurocompaction, can be paired with Compaction and is used to address sensor images. This is of great interest to the DoD for use in military satellites and aircraft. Neurocompaction could also be of high interest for commercial applications, including LiDAR in autonomous vehicles and aircraft. This product is not yet patented, but the Company intends to file patents for the invention in the near future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2023, the Company has approximately $1,893,066.14 in its bank account.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The StartEngine-sourced capital is important but is likely to not be critical to maintaining the Company's operations. Prior to its first listing on StartEngine in 2021, the Company had raised approximately $1.5 million in funding from angel investors, and these same angel investors remain involved and, provided the Company continues to make progress, may be willing to invest additional capital to support the Company. In addition, the Company raised $1,702,500 in private placements from December 2022 through June 2023.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how

much of that will be made up of funds raised from the crowdfunding campaign?)

While funding obtained through the campaign is important to the Company, other sources of capital have historically been available to support the Company's operations. Venture capital funds and strategic investors continue to express interest in the Company, as do other potential investors.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our current monthly burn is currently approximately $150,000, and is anticipated to grow as the Company increases the pace of software development and sales activities. Consequently, the minimum $10,000 in funding for the current crowdfunding round will not have a significant impact.

Full-time staffing currently includes a CEO, two domestic software engineers and seven contracted engineers in Bolivia, and a VP of Business Development. A VP Engineering is in the process of joining the company, and is currently acting as a consultant as his involvement in his current employer winds down. Part-time staff includes a Chief Scientific Officer, a Controller, and a student intern. There is a small degree of variability in the monthly burn that allows for expenses to be delayed, if required, due to the cash balance. Other expenses include $2,000 for monthly office rent, various services such as AWS, patents, and other expenses, such as advertising and promotion, audit services and tax preparation. Several part-time consultants, including specialists in technology, engineering and sales, are engaged with the Company, some of which may join the Company as employees at some point in time.

The current level of staffing is sufficient to support the ongoing development of the core software, filing patents, working to find prospects, and developing proposals for DoD but is inadequate for support of more than a small number of customers, and does not allow for the robust development speed that management believes would be in the best interest of the company. Consequently, a need for additional capital has been identified and is being sought through crowdfunding and other avenues.

How long will you be able to operate the company if you raise your maximum funding goal?

Management estimates that with its planned future staff additions expected to be onboarded with additional resources, and with the maximum funding goal met it will be able to operate the Company for approximately 12 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Several angel investors have expressed (non-binding) interest in continuing to support the Company through additional investments in the future, including one angel investor who has already invested over $1 million in the Company. A total of $1.7 million has been raised from private investors outside of crowdfunding from December 2022 to July 2023. Discussions with large companies about a prospective investment in the company are under underway, but the Company does not anticipate that any transaction with strategic or other institutional investors will be consummated in 2023, which is why the Company is seeking to raise capital through crowdfunding.

Indebtedness

- Creditor: Wazoo Partners LLC
  Amount Owed: $150,190.00
  Interest Rate: 5.0%
  Maturity Date: February 26, 2025
  nterest accrues and is paid upon maturity. Maturity is defined as the earlier of the term or the Next Equity Financing, defined as a sale (or series of related sales) by the Company of its Equity Securities from which the Company received gross proceeds of not less than $10,000,000.

- Creditor: Wazoo Partners LLC
  Amount Owed: $100,000.00
  Interest Rate: 5.0%
  Maturity Date: November 23, 2024
  Financing, defined as a sale (or series of related sales) by the Company of its Equity Securities from which the Company received gross proceeds of not less than $10,000,000.

- Creditor: Wazoo Partners LLC
  Amount Owed: $200,000.00
  Interest Rate: 5.0%

Maturity Date: May 19, 2025
Interest accrues and is paid upon maturity. Maturity is defined as the earlier of the term or the Next Equity Financing, defined as a sale (or series of related sales) by the Company of its Equity Securities from which the Company received gross proceeds of not less than $5,000,000.

- Creditor: U.S. Small Business Administration
  Amount Owed: $36,400.00
  Interest Rate: 3.75%
  Maturity Date: June 05, 2050
  Secured Loan provided by US SBA.

- Creditor: Consultants amounts owed
  Amount Owed: $93,900.00
  Interest Rate: 4.0%
  Maturity Date: March 31, 2024

- Creditor: Convertible Noteholders
  Amount Owed: $1,682,500.00
  Interest Rate: 5.0%
  Various outstanding convertible notes. Please refer to the Company Securities section of the Form C for additional information.

Related Party Transactions

- Name of Entity: Courtney Benham
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Courtney Benham has invested a total of $1,600,200 in the Company via his investment vehicle Wazoo Partners, LLC in the form of equity, convertible notes and debt.
  Material Terms: The investments made by Courtney Benham using Wazoo Partners LLC ownership are detailed in the offering materials including convertible notes PN-1, PN-2, PN-5, PN-12, PN-15, CN-30, CN-37 and also in straight debt notes totaling $450,190. In addition, Wazoo Partners LLC invested $400,010 in equity when the Company was under its old name and corporate form, drivewarp LLC. Finally, Wazoo Partners LLC invested $92,233 in the Company's first crowdfunding capital raise on StartEngine in 2021.

- Name of Entity: Mojgan Haddad
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Mojgan Haddad, a director and wife of Asghar Riahi, via her family trust, the Ali A. Riahi & Mojgan Haddad Family Trust, invested $540 at the founding of the Company under its prior name and corporate form, drivewarp LLC, and a total of $135,000 in convertible notes.
  Material Terms: The Ali A. Riahi & Mojgan Haddad Family Trust purchased convertible notes PN-3, PN-7, PN-16, CN-20, CN-24, CN-26 and CN-27, the terms of which are detailed in the disclosures under convertible notes. The purchase of her original equity stake was made at the Company's founding.

- Name of Entity: Charles Yeomans
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Charles Yeomans, via his family trust, the Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008, invested $400 at the founding of the Company under its prior name and corporate form, drivewarp LLC, and a total of $108,500 in convertible notes.
  Material Terms: The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008 purchased convertible notes PN-4a, PN-6, CN-19, CN-25, and CN-28, the terms of which are detailed in the disclosures under convertible notes. The purchase of his original equity stake was made at the Company's founding.

Valuation

Pre-Money Valuation: $69,973,193.80

Valuation Details:

Since we started the last crowdfunding round in June 2022:

• Been awarded and have completed two USAF Phase I contracts totaling $150,000

• Awarded and are starting a Phase II contract for Space Force for $1.2M

• Awarded and are starting a Phase II contract for USAF for $1.2M

• Revenue in 2021: $0, revenue 2022: $125K, revenue for 2023: $1,154,935 contracted or booked to date. Of the four government contracts that are completed or underway, they total approximately $2.55M in value to the Company.

• Start of last raise: 11 issued/allowed, 13 pending patents; currently 31 issued/allowed, 10 pending patents – an increase of 20 issued/allowed patents, almost 3x more

• Added partnerships with Intel, Nvidia, Lockheed, HPE, Inmarsat, Viasat, AWS. In addition, we believe our close relationship with Viasat/Inmarsat and AWS will eventually result in sales of a joint SaaS product that we hope to be released in Q4 2023.

• Currently we are heavily engaged with Inmarsat/Viasat, Microsoft/Azure, and AWS to build fully integrated products that will be a simple-to-use way for users to access AtomBeam Compaction technology. Users will pay the cloud provider a fee, with no needed engineering effort required by the end user. This is expected to come online over the next few months and all parties expect will result in significant revenue to AtomBeam (and to the other partners)

• HPE is starting a multiple PoC process and hopes to put Compaction on devices in its "Aruba" line of IoT devices

• AtomBeam has $2M+ in the bank, compared to approximately $300K in the bank at the start of the prior raise

–

Patents/IP: First, purely on a value-per-patent basis, we and our patent firm believe that the extremely broad applicability and very strong value proposition of the portfolio (given it could save large companies tens of millions per year), makes our patents extremely valuable. This is reflected also in the strong interest we receive constantly. At a valuation of $70M, the 32 issued/allowed patents would be valued at $2.2M each. In addition, 12 more patents are pending, and are likely to be issued in due course (all of our applications to date have resulted in allowances and issuances). On a no-names basis, the idea of a transaction to create a company to hold our patents with an exclusive license to AtomBeam was discussed by our patent firm with a major hedge fund, who would pay us a large sum and use the vehicle for patent trolling – they expressed strong interested in pursuing the concept.

DoD Contracts: With respect to potential DoD contracts, it should be noted that the two Phase II contracts awarded to AtomBeam in 2023 are considered extremely competitive, with a success rate in the range of less than 5%. Phase II awards make the award of Phase III contracts a strong possibility, with (depending on the awarding branch and other factors) a success rate in the 50% range. Phase III is the precursor to deployment of the technology, and generally is in the $15-20 million range for technologies like AtomBeam's. An award of one or more Phase III contracts could come as soon as late 2024.

In addition, in Phase II AtomBeam is eligible for TACFI, and in Phase III, STRATFI, USAF matching program that could result in up to $1.8M in additional funding under Phase II and $15M-$20M in Phase III. If we estimate $5M in DoD 2024 revenue and a sales valuation multiple of 6.9x (upper quartile for all SaaS companies, which of course includes mature, slower-growing companies), we estimate a value contribution of $34.5M for DoD work.

This would assume, of course, that we can continue to gain contracts at the same rate as we did so far in 2023. If we are successful in one or more Phase III awards, we would expect that the value contribution from defense work would be significantly higher.

Commercial Contracts: On the commercial side, we are working closely with Viasat/Inmarsat, AWS and Azure to build a joint product in the future that would incorporate Compaction with SaaS and satellite data service. We have extremely strong support from these companies and a commitment to selling the joint product when it becomes available later in 2023.

At a major conference in London scheduled for October 2023, Elevate, AtomBeam is planned to be widely featured and promoted by the partners involved. The sales personnel for Viasat/Inmarsat are in the process of promoting Compaction as a SaaS with several large companies who have expressed strong interest, including ABB, John Deere and others. In addition, other companies, including Caterpillar, Mitsubishi, Chevron, Exxon Mobil, Schlumberger and others have indicated their interest in testing and adopting Compaction when it becomes available as a SaaS.

Consequently, we expect that a very sharp increase in usage and revenue could be realized as a consequence of Compaction being made available as a SaaS product. We are confident that we will be able to deploy this product later this year because of the strong support of our partners and our new VP of Engineering, who has held that same position, and translated software to SaaS, for multiple Greylock and Kleiner Perkins-backed companies. As a result of these factors, we think later this year we will see revenue start to ramp. One feature of Compaction that may be its most valuable, but which is not yet productized, is its capability to enable search and random access of encoded data.

The amount of computing time, energy and analyst time spent identifying and decompressing data is massive. As a comparison, Snowflake, which is fundamentally about working around compression's limitations for this functionality, is

worth 22x revenue, $50 billion. What Compaction can do eliminates these limitations, and so this capability could be worth literally billions in our eyes.

Neural Compaction: One more factor is Neural Compaction, which we are planning to brand as Neurocom. This technology, which is planned to be productized in 2024, has the potential to become a major factor in image and video reduction. It is a highly innovative, AI-driven approach to the reduction of image files that could become a de facto standard. Obviously, this technology has extremely wide potential capabilities and consequent value, but it needs to be developed into a product to enable us to determine its potential as a commercial product. The USAF, however, has funded its development on the basis of its performance on imagery, which has been demonstrated to exceed 2x the reduction achievable with compression.

Quantification of valuation elements:

Patents Estimated minimum per-patent value (50% discount to projected value): $1 million Number of issued/allowed patents: 33 Estimated minimum value of patent portfolio $33M

DoD contracts Value of Phase II contracts awarded in 2023: $2.4 million Risk adj. value of Phase II contracts to be awarded in 2024 ($2.4M x 75%) $1.8M Risk adj. value of Phase III contracts to be awarded in 2024 ($15M x 25%) 3.75M Total risk adjusted DoD 2024 projected revenue $5.55M

Commercial Estimated 2024 SaaS/enterprise license revenue (low estimate) $5.0M

Total projected risk-adjusted 2024 revenue and DoD contracts $10.55M

Sales valuation multiple (Bessemer index) 6.9 Valuation related to sales $72.8M Valuation (sales + patents valuations) $105.8M

Based on the above, we believe the pre-money valuation of approximately $70M is reasonable.

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,682,500 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,994.40 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  12.5%
  Software development is the most expensive and important function of the company, and the individuals involved are highly paid, for the most part. This expense is intended to push the core Compaction product to be available on cloud services such as AWS.

- Working Capital
  7.0%
  The company requires working capital to ensure it pays its personnel and other bills. The company needs to keep a reasonable amount of cash in its bank account to ensure it can maintain its operations and not run short.

- StartEngine Service Fees
  75.0%
  Fees for certain support and administrative services provided by StartEngine

If we raise the over allotment amount of $3,068,175.40, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  17.5%
  If we can raise the maximum amount, we will be able to shift significantly more money into sales and marketing activities.

- Research & Development
  55.0%
  If we raise the higher amount of capital, we will increase spending on R&D but the amount as a percentage of the total will fall.

- Operations
  12.0%
  The total amount spent on operations will be likely to increase, but the amount as a percentage of the total will likely fall if we raise the maximum.

- Working Capital
  10.0%
  The amount required for working capital as a percent of the total amount of spend will likely fall in the event we raise additional capital.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://atombeamtech.com/ (https://atombeamtech.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/atombeam

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AtomBeam Technologies Inc.

[See attached]

ATOMBEAM TECHNOLOGIES INC.

(a Delaware corporation)

Financial Statements

For the calendar years ended December 31, 2022 and 2021



IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

April 21, 2023

To: Board of Directors, AtomBeam Technologies, Inc.
Re: YE 2022 and 2021 Financial Statement Audit

Opinion
We have audited the accompanying consolidated financial statements of AtomBeam Technologies, Inc. (a corporation) (the "Company"), which comprise the balance sheet as of December 31, 2022 and 2021, and the related statements of income, retained earnings, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations, changes in shareholders' equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:
- · Exercise professional judgment and maintain professional skepticism throughout the audit.
- · Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- · Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of 's internal control. Accordingly, no such opinion is expressed.
- · Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- · Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about 's ability to continue as a going concern for a reasonable period of time. We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 21, 2023

ATOMBEAM TECHNOLOGIES INC.
BALANCE SHEETS
As of December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS	**2022**	**2021**
Current Assets		
Cash and cash equivalents	$ 170,126	$ 333,528
Total current assets	170,126	333,528
Fixed assets, net of accumulated depreciation	0	2,574
Intangible assets	281,907	201,541
Total Assets	$ 452,033	$ 537,644
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 20,198	$ 56,900
Other current liabilities	146,025	104,025
Total Current Liabilities	166,223	160,925
Notes payable	636,590	436,590
Convertible note payable, net of issuance costs and commitments receivable	3,640,624	3,303,696
Accrued interest payable	359,710	215,706
Government-backed loans payable	36,300	36,300
Total Liabilities	4,839,447	4,153,218
SHAREHOLDERS' EQUITY		
Common Stock	1,265,992	555,196
Retained deficit	(5,653,406)	(4,170,769)
Total Shareholders' Equity	(4,387,414)	(3,615,574)
Total Liabilities and Shareholders' Equity	$ 452,033	$ 537,644

ATOMBEAM TECHNOLOGIES INC.
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Revenues, net	$ 125,000	$ 0
Operating expenses		
Marketing and advertising	116,078	190,000
Selling, general and administrative	1,344,982	1,999,817
Total operating expenses	1,461,060	2,189,871
Net Operating Income (Loss)	(1,336,060)	(2,189,417)
Interest (expense)	(144,003)	(143,176)
Depreciation (expense)	(2,574)	(643)
Grant income	0	49,813
Tax provision (benefit)	0	0
Net Income (Loss)	$ (1,482,637)	$ (2,283,877)

ATOMBEAM TECHNOLOGIES INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For calendar year ended December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Retained Deficit	Total Owners' Equity
Balance as of January 1, 2021	$ 437,172	$ (1,886,892)	$ (1,449,720)
Issuance of stock options	116,396		116,396
Exercise of stock options	1,628		1,628
Net loss		(2,283,877)	(2,283,877)
Balance as of December 31, 2021	$ 555,196	$ (4,170,769)	$ (3,615,574)
Issuance of securities, net of offering costs	710,796		790,687
Net loss		(1,482,637)	(1,562,528)
Balance as of December 31, 2022	$ 1,265,992	$ (5,653,406)	$ (4,387,414)

ATOMBEAM TECHNOLOGIES INC.
STATEMENT OF CASH FLOWS
For calendar years ended December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Operating Activities		
Net Income (Loss)	$ (1,482,637)	$ (2,283,877)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add depreciation	2,574	643
Changes in operating asset and liabilities:		
Increase (decrease) in accounts payable	(36,702)	(26,696)
Increase (decrease) in other current liabilities	42,000	104,000
Increase (decrease) in interest payable	144,004	143,176
Net cash used in operating activities	(1,330,761)	(2,062,754)
Investing Activities		
Acquisition of fixed assets	0	(3,217)
Acquisition of intangible assets	(80,366)	(107,719)
Net cash used in operating activities	(80,366)	(110,936)
Financing Activities		
Proceeds from capital transactions	710,796	118,024
Proceeds of notes issuance	200,000	278,090
Proceeds from convertible note issuance	336,928	2,055,006
Net change in cash from financing activities	1,247,724	2,451,120
Net change in cash and cash equivalents	(163,402)	277,429
Cash and cash equivalents at beginning of period	333,528	56,099
Cash and cash equivalents at end of period	$ 170,126	$ 333,528

ATOMBEAM TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report and Notes to the Financial Statements
For calendar year ending December 31, 2022 and 2021

NOTE 1 – NATURE OF OPERATIONS

ATOMBEAM TECHNOLOGIES INC. (which may be referred to as the "Company", "we," "us," or "our") was organized in Delaware on August 17, 2017. The Company develops advanced software technology using machine learning to reduce the size of individual internet of things data files.

Since Inception, the Company has primarily relied on securing funding from investors to fund its operations. As of December 31, 2022, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot continue to secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022 and 2021, the Company had $170,126 and $333,528 of cash on hand, respectively.

Fixed and Intangible Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is four years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2022 and 2021, the Company had net fixed assets of $0 and $2,574, respectively, and intangible assets of $281,907 and $201,541, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax

items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company records service revenue as services are performed using its machine learning technology.

Accounts Receivable

Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Stock Option Expense

The Company compensates certain employees by granting options to purchase the stock of the Company at a preset price. The Company accounts for the granting of these stock options under US GAAP by approximating the value of the vested shares under a widely accepted valuation methods. The Company recognized stock option expense for the years ended December 31, 2022 and 2021 of $0 and $116,396, respectively.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – CONVERTIBLE NOTES AND EQUITY

Convertible Notes
As of December 31, 2022, the Company had raised $3,640,624 in convertible notes payable and had accrued $359,710 of interest related to the convertible notes. A total of $1,463,500 of the total amount were issued traditionally, the remaining $2,177,124, net of offering costs were issued through the StartEngine crowdfunding platform.

Common Equity
As of December 31, 2022, the Company has 7,198,780 shares of its single class of common stock issued and outstanding. Additionally, and also as of December 31, 2022, the Company has issued options, warrants and restricted stock units of the common stock in the amounts of 630,000, 504,068 and 2,371,166, respectively.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will file its corporate income tax return for the period ended December 31, 2022 and 2021. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred

a loss during the period from inception through December 31, 2022 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has or will provide compensation to the shareholder-employees per the Company's employment policies.

Additionally, four shareholders and/or directors are both common stockholders as well as holders of convertible notes.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates although some (but not all) of the convertible notes held by related parties were acquired in a public offering *parri passu* with other convertible note holders.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is continuing to offer (the "Crowdfunded Offering") securities in a campaign under Regulation CF. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is a continuation of its earlier securities offering made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through April 21, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VOICEOVER: The data that flows through the devices all around you shapes the very quality of your life—whether you realize it or not.

This silent exchange happens between everything from appliances and medical equipment to planes. It's known as "The Internet of Things," or "IoT" for short.

CHARLES: AtomBeam is a software company that fundamentally changes how IoT devices send and secure data. This matters more than ever, because the IoT is becoming increasingly integrated in our lives.

VOICEOVER: 98% of IoT data remains unencrypted, leaving lives and livelihoods vulnerable to cyberattacks on a massive scale. We saw this in 2016 when an IoT attack brought media titans like Netflix and Twitter to a grinding halt. And again in 2017 when the FDA recalled half a million pacemakers that were at risk. The stakes couldn't be higher. By 2025, IoT devices will generate more than 45 times what all the data centers in the world can handle today.

That means the world NEEDS a solution for moving this sheer volume of data, while keeping it as secure as possible.

Enter AtomBeam.

CHARLES: We've invented a fast and secure solution called Data Compaction. While it may sound like Compression, the similarities end there. Compaction uses advanced math and computer science that enables networks to transmit data 4 times faster with drastically better security. Here's how it works.

VOICEOVER: Compaction finds and harnesses patterns in data at the smallest level. It assigns a short "codeword", or index, to represent each pattern, allowing messages to contain only codewords and never the original data. This allows data to be accessed and searched, while being nearly impossible to hack without the codebook associated with that information.

This new technology could have a massive impact on the IoT industry, expected to grow to 11 trillion by 2025.

For consumers, this could mean smart homes that are harder to hack. For satellites, faster and cheaper communication. And pharmaceutical companies, accessing genomes for research in minutes instead of days, leading to faster drug discovery. All contained in a single, ultrafast piece of software. One that doesn't need expensive hardware upgrades and is protected by 32 patents.

TESTIMONIAL: Julien Dersey, Viasat + Inmarsat:

"What AtomBeam is doing with data compaction is remarkable. They've created a nifty clever piece of software which could save the industry a lot of money in transmission costs, especially in Satellite communications."

VOICEOVER: Our technology is in user testing by Inmarsat, Saab, Lockheed Martin, Hewlett Packard Enterprise, and Intel. This past June we earned two highly competitive Phase II contracts with the US Space Force and the Air Force at $1.2M a piece. Now we're working with Amazon and Microsoft to integrate our software into their cloud services.

CHARLES: All that's needed is an injection of capital to further refine our R&D and to grow our team.

Help AtomBeam write the next chapter of human history with data. Invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]





AtomBeam is taking reservations for a possible, upcoming round. Join the waitlist today.

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GET A PIECE OF ATOMBEAM

Hyperefficient Machine Communication

AtomBeam's Compaction software aims to revolutionize how machines communicate by increasing machine data network capacity by 4x, while adding security.

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

ATOMBEAM

$457,162.62 Reserved

OVERVIEW | ABOUT | TERMS | REWARDS | DISCUSSION

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PREVIOUSLY CROWDFUNDED
$5,455,457.78

RESERVED
$457,162.62

INVESTORS
144

MIN INVEST
$496

VALUATION
$69.97M

REASONS TO INVEST



- We believe our technology has the power to transform one of the fastest growing sources of data in the world. Our patented software enables machines to communicate over any network 4x faster and with better security.
- AtomBeam has key industry leaders in its corner – Saab, USAF, U.S. Space Force, Nvidia, Amazon Web Services, Intel, and Viasat/Inmarsat. AtomBeam's $2.4M in DoD contracts shows DoD's confidence in the technology.
- AtomBeam's Compaction transcends industries, and could impact generative AI. Plus, brace for Neurocompaction, leveraging AI for cutting-edge sensor image compression for use in satellites and autonomous vehicles.





ATOMBEAM IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
1036 Country Club Dr, Suite 200
Moraga, CA 94556

WEBSITE
View Site

AtomBeam's Compaction software aims to revolutionize how machines communicate by increasing machine data network capacity by 4x, while adding security.

TEAM



Charles Yeomans
CEO

Charles has over 25 years of experience in executive management and investment banking. He was previously CFO Trigemina, a biotech firm, and also was CFO of an employee benefits technology firm, Portal

Group Holdings. He was COO at Frenkel & Co., Inc., in New York City, and EVP of Ultralink, a Southern California-based technology firm. He has been the architect of several successful company foundings, three of which resulted in the creation of some of the nation's largest insurance brokerages. Prior to becoming a manager, Mr. Yeomans was an investment banker for Drexel Burnham Lambert, and was also an intelligence officer in the U.S. Navy. Mr. Yeomans holds an AB degree from Kenyon College and an MBA from Stanford.





David White
VP, Business Development

Dave has over 30 years of experience in product management and sales of software products, with a focus on the introduction of new products. Dave also has deep experience in building business partnerships. He has a strong background in networking, cloud storage, virtualization, and WAN optimization. He has served as VP of Sales and/or Business Development at Ipanema (Extreme), Expand Networks (Riverbed), Procket Networks (Cisco), Sentient Networks (Cisco), and Fore Systems (Marconi).



JC Lin
VP, Customer Experience

JC has over 30 years of experience in the development, deployment and support of complex software solutions, with a focus on customer adoption. JC has deep experience in managing software development programs at several companies, including Sino Technology, Ulticom and Cirrics Technologies. He is highly knowledgeable in the fields of wireless communications and cloud computing, and also has extensive knowledge of and contacts for technology in the oil and gas industry.



Josh Cooper, PhD
Chief Scientist

Josh is a Professor of Mathematics at the University of South Carolina and Data Science/Machine Learning Consultant. He is AtomBeam's chief software architect and plays a key role in product and IP development, spending approximately 20 hours per month in that role. He holds a BS in Mathematics and Linguistics from MIT and PhD in Mathematics (Extremal Combinatorics) from UCSD and has published 40+ papers on a variety of subjects in discrete mathematics and computer science. Specialties: Discrete Mathematics and Theoretical Computer Science (more specifically: Quasirandomness/Discrepancy, Spectral Graph/Hypergraph Theory, Discrete/Computational Geometry, Universal Cycles, Combinatorial Number Theory, Coding Theory, Extremal Combinatorics, Permutation Patterns, Stochastic Processes, Information Theory, Combinatorial Algorithms, Complexity Theory, Cryptography) and Data Science (Data Mining, Machine Learning, Computational Linguistics/NLP, Sentiment/Emotional Analysis).





Mojgan Haddad, PhD
Director

Mojgan Haddad, PhD is Vice President of Engineering at Dotmatics. Mojgan spends approximately 10 hours per month working with AtomBeam. Prior to Corin, Dr. Haddad was Senior Director, Bioinformatics & Software of Talis Biomedical Corporation, managing a software development effort and supervising over 60 software developers. Dr. Haddad has 20+ years of experience in research informatics and has served in various roles at Monogram Biosciences, a LabCorp company, including Director of Bioinformatics and Biostatistics, and Director of Software Engineering, from 2000 to 2014. During Mojgan's tenure with Talis, she led the Bioinformatics and Software group where she directed her team's efforts towards advancing the company's software, analytics, bioinformatics tools, algorithms, and infrastructure to enable efficient data-driven decision making with respect to Talis' medical diagnostic products. Dr. Haddad serves as an editor for several scientific journals, and has published extensively in the area of data science for virology, oncology, and personalized medicine.





Courtney Benham
Director

Courtney is a wine producer in Napa Valley, and owns the Martin Ray wine and label there, among other labels, including Courtney Benham wines. He spends about 10 hours per month working with AtomBeam.





Kayla Vallarta
Director of Operations and Controller

Kayla has a 14 years of experience in operations, financial modeling and analysis, fiscal budgeting, management and forecasting, financial reporting, oversight of internal controls, bank reporting, and debt covenant compliance. Most recently, she served as a senior financial analyst of a consulting firm specializing in M&A transactions. Kayla has an MBA in finance from St. Mary's College.



ALL UPDATES

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CY
Charles Yeomans
AtomBeam • 18 hours ago

KEY UPDATE
...
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0 0

CY
Charles Yeomans
AtomBeam • 19 hours ago

Hey - the recap of the webinar from today is on our YouTube site already!...
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0 2

KW
Kelly Washington
20 hours ago

When does the reservation period end?

3 0

CY
Charles Yeomans
AtomBeam • 20 hours ago

Hi Kelly,
...
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0

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KR
Kevin Rivera
20 hours ago

Hi Charles, thanks for keeping us updated always.
...
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1 1

CY
Charles Yeomans
AtomBeam • 20 hours ago

Hi Kevin,
...
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0



AW

Aaron Wood
2 days ago

Love the hat and shirt!! Very stylish imo. Thank you!

1 0



CY

Charles Yeomans
AtomBeam • 2 days ago

100%! Glad you like it. If we do another round, I will get a new design set up, just to keep it interesting.

0



Th

Timothy huckaby
5 days ago

I tried going g to the website put at the time didn't see where we where to submit info for perks maybe I overlooked it ...I where a large on the...
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1 0



CY

Charles Yeomans
AtomBeam • 2 days ago

Hi Timothy again - if you did not get the swag and were supposed to, let me know and we can fix you up ...
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0



Th

Timothy huckaby
5 days ago

On the hat and shirt where do we sign up to submit information.. timothy Huckaby from Kansas city....how many hats and shirts do we ...
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1 0



CY

Charles Yeomans
AtomBeam • 2 days ago

Hi Timothy,
...
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0



MD

Martin Dueñaz
5 days ago

Does Asghar Riahi still hold interest as a shareholder with AtomBeam? Does he have any type of interest/connection with AtomBeam that ma...
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1 1



CY

Charles Yeomans
AtomBeam • 5 days ago

Hi Martin,
...
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1



JM

Jonathan Madden
6 days ago

I just received my awesome Atombeam T-shirt and Hat.
Thanks Atombeam team & Charles

2 3



CY

Charles Yeomans
AtomBeam • 6 days ago

Cool! NP, Jonathan.
...
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1

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EZ

Edward Zawacki
7 days ago

Hi Charles!

...

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💬 4   ↑ 1   🚩

JOHN STUDENKA
6 days ago

I'm curious too. Asghar Riahi the originator of atombeam ....would like to know if he is still on board or not. John

↑ 1   🚩

> View 3 more replies

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reserving shares with AtomBeam! Learn about AtomBeam's future, and get you
questions answered by AtomBeam's CEO, Charles Yeomans.
Don't miss out on this exclusive opportunity to explore the world of reserving
shares with AtomBeam. Save the date and join us tomorrow for an enlightening
session!
Important Disclaimer: NO MONEY OR OTHER CONSIDERATION IS BEING
SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER
BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE
PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ON
THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST
INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING"
SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
#AtomBeam #StartEngine #Crowdfunding #RegCF #IoT #data #storage
#datastorage


AtomBeam Technologies
558 followers
20h · 🌐

Just 1 Day Left! Join Us Tomorrow for an Exclusive AtomBeam Event

📆 Date: September 26th
🕐 Time: 1:30 PM PST
🌐 Webinar Link: **https://bit.ly/468WGrU**

Are you ready for something big? Tomorrow is your chance to dive deep into why reserving shares with AtomBeam! Learn about AtomBeam's future, and get your questions answered by AtomBeam's CEO, Charles Yeomans.

Don't miss out on this exclusive opportunity to explore the world of reserving shares with AtomBeam. Save the date and join us tomorrow for an enlightening session! 🤩

🔒 Important Disclaimer: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

#AtomBeam #StartEngine #Crowdfunding #RegCF #IoT #data #storage #datastorage

Hello AtomBeam Community,

Time flies when you're about to embark on an exciting journey, and that journey is just one day away!

Tomorrow, September 26th, at 1:30 PM PST, we're hosting a special event, and you're invited to participate.

We will talk about AtomBeam's plans for the near term and the purpose of the StartEngine capital raise. You will also hear about the big picture; how the work we are doing RIGHT NOW builds the foundation for the very big opportunity we have before us, which can crank up with institutional money starting next year.

Have questions about reserving shares and the future of the company? This event is your chance to get answers. Charles Yeomans, CEO of AtomBeam, will be there to address any queries you might have, ensuring you're fully informed before making your decision.

See you tomorrow!

Warmly,

AtomBeam

🔒 **Important Disclaimer**: Before we kick things off, please remember this vital disclaimer: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO

Hello AtomBeam Community,

Time flies when you're about to embark on an exciting journey, and that journey is just one day away!

Tomorrow, **September 26th, at 1:30 PM PST**, we're hosting a special event, and you're invited to participate.

We will talk about AtomBeam's plans for the near term and the purpose of the StartEngine capital raise. You will also hear about the big picture; how the work we are doing RIGHT NOW builds the foundation for the very big opportunity we have before us, which can crank up with institutional money starting next year.

Have questions about reserving shares and the future of the company? This event is your chance to get answers. Charles Yeomans, CEO of AtomBeam, will be there to address any queries you might have, ensuring you're fully informed before making your decision.

See you tomorrow!

Warmly,

AtomBeam

Important Disclaimer: Before we kick things off, please remember this vital disclaimer: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Offering Closed

PREVIOUSLY CROWDFUNDED
$2,457,160

RAISED	INVESTORS
$2,995,694.75	1,423

MIN INVEST	VALUATION
$500	$51.34M


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Hello AtomBeam Community,

We're excited to invite you to an exclusive webinar to shed light on an incredible opportunity: reserving shares with AtomBeam for its upcoming crowdfunding campaign!

Join us on **September 26th** at **1:30 PM PST**.

Charles will talk about the company in general and get specific about the initiatives they now have underway. He will also address the upcoming crowdfunding raise, its purpose, and how participating in the reservation process could benefit investors.

Join us to hear about AtomBeam's rapid progress and how you can join us as an investor.

Reserve your spot now

Warmly,

Charles Yeomans
CEO
AtomBeam

Important Disclaimer:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE

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A DEEP DIVE INTO RESERVING SHARES WITH ATOMBEAM
RESERVE YOUR ATOMBEAM SHARES TODAY!
TURN ON YOUR NOTIFICATIONS FOR AN EXCITING ANNOUNCEMENT
Attention!
1,451
FIRESIDE CHAT RECAP FEATURING JOSHUA COOPER CHIEF SCIENTIFIC OFFICER
AtomBeam
1h
We're excited to invite you to an exclusive webinar that will shed light on an incredible opportunity: reserving shares with AtomBeam!
Join us on September 26th at 1:30 PM PST.
Charles will talk about the company in general and get specific about the initiatives they now have underway. He will also address the upcoming crowdfunding raise, its purpose, and how participating in the reservation process could benefit investors.
Join us to hear about AtomBeam's rapid progress and how you can join us as an investor.
Reserve your spot now!
https://bit.ly/468WGrU
Important Disclaimer:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
#AtomBeam #StartEngine #Crowdfunding #RegCF #IoT #data #storage #datastorage

AtomBeam Technologies
556 followers
1h · 🌐

We're excited to invite you to an exclusive webinar that will shed light on an incredible opportunity: reserving shares with AtomBeam!

Join us on September 26th at 1:30 PM PST.

Charles will talk about the company in general and get specific about the initiatives they now have underway. He will also address the upcoming crowdfunding raise, its purpose, and how participating in the reservation process could benefit investors.

Join us to hear about AtomBeam's rapid progress and how you can join us as an investor.

Reserve your spot now!
https://bit.ly/468WGrU

Important Disclaimer:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

#AtomBeam #StartEngine #Crowdfunding #RegCF #IoT #data #storage #datastorage



We're excited to invite you to an exclusive webinar to shed light on an incredible opportunity: reserving shares with AtomBeam!

Join us on **September 26th** at **1:30 PM PST**.

Charles will talk about the company in general and get specific about the initiatives they now have underway. He will also address the upcoming crowdfunding raise, its purpose, and how participating in the reservation process could benefit investors.

Join us to hear about AtomBeam's rapid progress and how you can join us as an investor.

Reserve your spot now

Warmly,

Charles Yeomans
CEO
AtomBeam

Important Disclaimer:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Offering Closed

PREVIOUSLY CROWDFUNDED ⓘ
$2,457,160

RAISED ⓘ
$2,995,694.75

INVESTORS
1,423

MIN INVEST ⓘ
$500

VALUATION
$51.34M



Hello AtomBeam Community,

Save the date on September 26th, 1:30 PM PST!**

Join us for an exclusive event with myself, Charles Yeomans, CEO of AtomBeam, as we take a deep dive into "Reserving Shares with AtomBeam."

🔒 Learn the simple steps to secure your stake in AtomBeam's exciting journey.

💡 Understand the benefits of reserving shares - why do it?

🤝 Hear the latest and greatest on what we have been working on.

AtomBeam is at the forefront of data technology, with groundbreaking innovations and major contracts in the pipeline. This event is your opportunity to get in on the action!

Warmly,

Charles Yeomans
CEO
AtomBeam

Please note: "NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR



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AtomBeam compacts data and alters how it is encoded transmitted & stored to save Bandwidth, Power, S
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A DEEP DIVE INTO RESERVING SHARES WITH ATOMBEAM
A DEEP DIVE INTO RESERVING SHARES WITH ATOMBEAM
RESERVE YOUR ATOMBEAM SHARES TODAY!
AtomBeam
9m
Save the date on September 26th, 1:30 PM PST!
Join us for an exclusive event with Charles Yeomans, CEO of AtomBeam, as we take a deep dive into "Reserving Shares with AtomBeam."
🔒 Learn the simple steps to secure your stake in AtomBeam's exciting journey.
💡 Understand the significance of reserving shares and how it can benefit you.
🤔 Hear the latest and greatest on what we have been working on.
AtomBeam is at the forefront of data technology, with groundbreaking innovations and major contracts in the pipeline. This event is your opportunity to get in on the action!
https://bit.ly/468WGrU
Please note: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
#AtomBeam #StartEngine #Crowdfunding #RegCF #IoT #data #storage #datastorage





















You're now one step closer to securing your stake in the future of data technology with AtomBeam. We're thrilled to announce that the opportunity to reserve your shares is open NOW.

We wanted to give you an exclusive first look at our landing page TODAY. Our breakthrough technology is making waves in the tech world, and we're on the brink of something extraordinary. Reserve now and get a bonus when you invest.

This is an opportunity you won't want to miss!

Warmly,

Charles Yeomans
CEO
AtomBeam

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION

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info@atombeamtech.com

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EXPERT INSIGHTS INTO RESERVING SHARES WITH ATOMBEAM
A DEEP DIVE INTO RESERVING SHARES WITH ATOMBEAM
A DEEP DIVE INTO RESERVING SHARES WITH ATOMBEAM
RESERVE YOUR
ATOMBEAM
SHARES TODAY!
TURN ON YOUR NOTIFICATIONS FOR AN EXCITING ANNOUNCEMENT
ATOMBEAM
Attention!

AtomBeam
September 15 at 3:56 PM

You're now one step closer to securing your stake in the future of data technology with AtomBeam. We're thrilled to announce that the opportunity to reserve your shares is open NOW.

We wanted to give you an exclusive first look at our landing page TODAY. Our breakthrough technology is making waves in the tech world, and we're on the brink of something extraordinary. Reserve now and get a bonus when you invest. https://bit.ly/3NbyEnG

This is an opportunity you won't want to miss!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

#AtomBeam #StartEngine #Crowdfunding #RegCF #IoT #data #storage #datastorage



RESERVE YOUR

 
 AtomBeam Technologies
558 followers
1w • 🌐

You're now one step closer to securing your stake in the future of data technology with AtomBeam. We're thrilled to announce that the opportunity to reserve your shares is open NOW.

We wanted to give you an exclusive first look at our landing page TODAY. Our breakthrough technology is making waves in the tech world, and we're on the brink of something extraordinary. Reserve now and get a bonus when you invest.
https://bit.ly/3NbyEnG

This is an opportunity you won't want to miss!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

#AtomBeam #StartEngine #Crowdfunding #RegCF #IoT #data #storage #datastorage





start engine

OVERVIEW ABOUT TERMS **PRESS & UPDATES** DISCUSSION INVESTIN

Watchlist

start engine

You're now one step closer to securing your stake in the future of data technology with AtomBeam. We're thrilled to announce that the opportunity to reserve your shares is open NOW.

We wanted to give you an exclusive first look at our landing page TODAY. Our breakthrough technology is making waves in the tech world, and we're on the brink of something extraordinary. **Reserve now and get a bonus when you invest.**

This is an opportunity you won't want to miss!

Warmly,

Charles Yeomans
CEO
AtomBeam

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S

Offering Closed

PREVIOUSLY CROWDFUNDED
$2,457,160

RAISED
$2,995,694.75

INVESTORS
1,423

MIN INVEST
$500

VALUATION
$51.34M

Hello AtomBeam Community,

Are you ready to be a part of the future of data technology?

Our data Compaction technology is revolutionizing data transmission and the cloud. Unlike traditional compression, a 1970s-era technology that can be clunky and resource-intensive, AtomBeam's compaction trims data size, boosts security and keeps stored data searchable – all with ultralight computation. Compaction could be the standard for the future for how all data is managed. And not only Compaction; Neural Compaction, AtomBeam's second product for images and video, uses AI to double the performance of state of the art image compression - think about that.

We're not just in this for ourselves; we're building an interconnected tech ecosystem. AtomBeam has forged crucial partnerships with the biggest industry partners, who are all over the technology and its potential. Our previous crowdfunding campaigns have been a resounding success, enabling us to secure Phase II contracts with DoD totaling **$2.4 million, with prospects for much bigger (typically $15-$20 million) Phase III contracts as soon as next year.**

Here's the exciting part – you can reserve your shares in AtomBeam today and become a part of our journey. Just for reserving, you get a bonus if you invest when the round opens - no obligation, just upside.

https://www.startengine.com/offering/atombeam

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AtomBeam

AtomBeam compacts data and alters how it is encoded transmitted & stored to save Bandwidth, Power, S

Page · Software Company

1036 Country Club Dr., Moraga, CA, United States, California

(415) 404-9888

info@atombeamtech.com

atombeamtech.com

Promote Website

Always open

Photos

See all photos

ATOMBEAM
RESERVE SHARES!
EXPERT INSIGHTS INTO RESERVING SHARES WITH ATOMBEAM
A DEEP DIVE INTO RESERVING SHARES WITH ATOMBEAM

AtomBeam
36m ·

Are you ready to be a part of the future of data technology?

Our data Compaction technology is revolutionizing data transmission and the cloud. Unlike traditional compression, a 1970s-era technology that can be clunky and resource-intensive, AtomBeam's compaction trims data size, boosts security and keeps stored data searchable – all with ultralight computation. Compaction could be the standard for the future for how all data is managed. And not only Compaction; Neural Compaction, AtomBeam's second product for images and video, uses AI to double the performance of state of the art image compression - think about that.

We're not just in this for ourselves; we're building an interconnected tech ecosystem. AtomBeam has forged crucial partnerships with the biggest industry partners, who are all over the technology and its potential. Our previous crowdfunding campaigns have been a resounding success, enabling us to secure Phase II contracts with DoD totaling $2.4 million, with prospects for much bigger (typically $15-$20 million) Phase III contracts as soon as next year.

Here's the exciting part – you can reserve your shares in AtomBeam today and become a part of our journey.

https://bit.ly/3NbyEnG

Join us in shaping the future of data technology. Reserve your shares now and be a part of something extraordinary!

⚠️ **Important Disclaimer**

Before you click, please note: "NO MONEY OR OTHER CONSIDERATION IS BEI


 
 **AtomBeam Technologies**
558 followers
1h · 🌐

Are you ready to be a part of the future of data technology?

Our data Compaction technology is revolutionizing data transmission and the cloud. Unlike traditional compression, a 1970s-era technology that can be clunky and resource-intensive, AtomBeam's compaction trims data size, boosts security and keeps stored data searchable – all with ultralight computation. Compaction could be the standard for the future for how all data is managed. And not only Compaction; Neural Compaction, AtomBeam's second product for images and video, uses AI to double the performance of state of the art image compression - think about that.

We're not just in this for ourselves; we're building an interconnected tech ecosystem. AtomBeam has forged crucial partnerships with the biggest industry partners, who are all over the technology and its potential. Our previous crowdfunding campaigns have been a resounding success, enabling us to secure Phase II contracts with DoD totaling $2.4 million, with prospects for much bigger (typically $15-$20 million) Phase III contracts as soon as next year.

Here's the exciting part – you can reserve your shares in AtomBeam today and become a part of our journey.

https://bit.ly/3NbyEnG

Join us in shaping the future of data technology. Reserve your shares now and be a part of something extraordinary!

⚠ **Important Disclaimer**
Before you click, please note: "NO MONEY OR OTHER CONSIDERATION IS

 
Are you ready to be a part of the future of data technology?

Our data Compaction technology is revolutionizing data transmission and the cloud. Unlike traditional compression, a 1970s-era technology that can be clunky and resource-intensive, AtomBeam's compaction trims data size, boosts security and keeps stored data searchable – all with ultralight computation. Compaction could be the standard for the future for how all data is managed. And not only Compaction; Neural Compaction, AtomBeam's second product for images and video, uses AI to double the performance of state of the art image compression - think about that.

We're not just in this for ourselves; we're building an interconnected tech ecosystem. AtomBeam has forged crucial partnerships with the biggest industry partners, who are all over the technology and its potential. Our previous crowdfunding campaigns have been a resounding success, enabling us to secure Phase II contracts with DoD totaling **$2.4 million, with prospects for much bigger (typically $15-$20 million) Phase III contracts as soon as next year.**

Here's the exciting part – you can reserve your shares in AtomBeam today and become a part of our journey.

https://www.startengine.com/offering/atombeam

Join us in shaping the future of data technology. Reserve your shares now and be a part of something extraordinary!

Stay tuned for more updates and innovations from AtomBeam.

Warmly,

Charles Yeomans

Offering Closed

PREVIOUSLY CROWDFUNDED ⓘ
$2,457,160

RAISED ⓘ
$2,995,694.75

INVESTORS
1,423

MIN INVEST ⓘ
$500

VALUATION
$51.34M

OVERVIEW   ABOUT   TERMS   PRESS & UPDATES   DISCUSSION   INVESTING   >

Watchlist

NEW UPDATES

09.27.23

Reserve shares by 11 AM today

I was mistaken on when the reservation site would be taken down. It is today! At 11 AM Pacific time. If you want to reserve any shares, please do so great away. Sorry I misinformed you.

Charles

Offering Closed

PREVIOUSLY CROWDFUNDED ⓘ
$2,457,160

RAISED ⓘ
$2,995,694.75

INVESTORS
1,423

MIN INVEST ⓘ
$500

VALUATION
$51.34M

09.26.23

Reserve Your Stake in AtomBeam Today!

AtomBeam Technologies
556 followers
9m · 🌐

Save the date on September 26th, 1:30 PM PST!

Join us for an exclusive event with Charles Yeomans, CEO of AtomBeam, as we take a deep dive into "Reserving Shares with AtomBeam."

🔒 Learn the simple steps to secure your stake in AtomBeam's exciting journey.

💡 Understand the significance of reserving shares and how it can benefit you.

😊 Hear the latest and greatest on what we have been working on.

AtomBeam is at the forefront of data technology, with groundbreaking innovations and major contracts in the pipeline. This event is your opportunity to get in on the action!

https://bit.ly/468WGrU

Please note: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

#AtomBeam #StartEngine #Crowdfunding #RegCF #IoT #data #storage #datastorage

Messaging


Join us for an exclusive event with myself, Charles Yeomans, CEO of AtomBeam, as we take a deep dive into "Reserving Shares with AtomBeam."

Learn the simple steps to secure your stake in AtomBeam's exciting journey.

Understand the significance of reserving shares and how it can benefit you.

Hear the latest and greatest on what we have been working on.

AtomBeam is at the forefront of data technology, with groundbreaking innovations and major contracts in the pipeline. This event is your opportunity to get in on the action!

Warmly,

Charles Yeomans
CEO
AtomBeam

Please note: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT

Offering Closed

PREVIOUSLY CROWDFUNDED ⓘ
$2,457,160

RAISED ⓘ
$2,995,694.75

INVESTORS
1,423

MIN INVEST ⓘ
$500

VALUATION
$51.34M



AtomBeam is taking reservations for a possible, upcoming round. Join the waitlist today.

start engine

Add to Watchlist

GET A PIECE OF ATOMBEAM

Hyperefficient Machine Communication

AtomBeam's Compaction software aims to revolutionize how machines communicate by increasing machine data network capacity by 4x, while adding security.

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



ATOMBEAM

$457,162.62 Reserved

OVERVIEW | ABOUT | TERMS | REWARDS | DISCUSSION

Earn 5% Bonus Shares
LOYALTY BONUS

Reserve Now

PREVIOUSLY CROWDFUNDED
$5,455,457.78

RESERVED	INVESTORS
$457,162.62	144
MIN INVEST	VALUATION
$496	$69.97M

REASONS TO INVEST



- We believe our technology has the power to transform one of the fastest growing sources of data in the world. Our patented software enables machines to communicate over any network 4x faster and with better security.
- AtomBeam has key industry leaders in its corner – Saab, USAF, U.S. Space Force, Nvidia, Amazon Web Services, Intel, and Viasat/Inmarsat. AtomBeam's $2.4M in DoD contracts shows DoD's confidence in the technology.
- AtomBeam's Compaction transcends industries, and could impact generative AI. Plus, brace for Neurocompaction, leveraging AI for cutting-edge sensor image compression for use in satellites and autonomous vehicles.





ATOMBEAM IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
1036 Country Club Dr, Suite 200
Moraga, CA 94556

WEBSITE
View Site

AtomBeam's Compaction software aims to revolutionize how machines communicate by increasing machine data network capacity by 4x, while adding security.

TEAM



Charles Yeomans
CEO

Charles has over 25 years of experience in executive management and investment banking. He was previously CFO Trigemina, a biotech firm, and also was CEO of an employee benefits technology firm, Portal

Group Holdings. He was COO at Frenkel & Co., Inc., in New York City, and EVP of Ultralink, a Southern California-based technology firm. He has been the architect of several successful company foundings, three of which resulted in the creation of some of the nation's largest insurance brokerages. Prior to becoming a manager, Mr. Yeomans was an investment banker for Drexel Burnham Lambert, and was also an intelligence officer in the U.S. Navy. Mr. Yeomans holds an AB degree from Kenyon College and an MBA from Stanford.





David White
VP, Business Development

Dave has over 30 years of experience in product management and sales of software products, with a focus on the introduction of new products. Dave also has deep experience in building business partnerships. He has a strong background in networking, cloud storage, virtualization, and WAN optimization. He has served as VP of Sales and/or Business Development at Ipanema (Extreme), Expand Networks (Riverbed), Procket Networks (Cisco), Sentient Networks (Cisco), and Fore Systems (Marconi).



JC Lin
VP, Customer Experience

JC has over 30 years of experience in the development, deployment and support of complex software solutions, with a focus on customer adoption. JC has deep experience in managing software development programs at several companies, including Sino Technology, Ulticom and Cirries Technologies. He is highly knowledgeable in the fields of wireless communications and cloud computing, and also has extensive knowledge of and contacts for technology in the oil and gas industry.



Josh Cooper, PhD
Chief Scientist

Josh is a Professor of Mathematics at the University of South Carolina and Data Science/Machine Learning Consultant. He is AtomBeam's chief software architect and plays a key role in product and IP development, spending approximately 20 hours per month in that role. He holds a BS in Mathematics and Linguistics from MIT and PhD in Mathematics (Extremal Combinatorics) from UCSD and has published 40+ papers on a variety of subjects in discrete mathematics and computer science. Specialties: Discrete Mathematics and Theoretical Computer Science (more specifically: Quasirandomness/Discrepancy, Spectral Graph/Hypergraph Theory, Discrete/Computational Geometry, Universal Cycles, Combinatorial Number Theory, Coding Theory, Extremal Combinatorics, Permutation Patterns, Stochastic Processes, Information Theory, Combinatorial Algorithms, Complexity Theory, Cryptography) and Data Science (Data Mining, Machine Learning, Computational Linguistics/NLP, Sentiment/Emotional Analysis).





Mojgan Haddad, PhD
Director

Mojgan Haddad, PhD is Vice President of Engineering at Dotmatics. Mojgan spends approximately 10 hours per month working with AtomBeam. Prior to Corin, Dr. Haddad was Senior Director, Bioinformatics & Software of Talis Biomedical Corporation, managing a software development effort and supervising over 60 software developers. Dr. Haddad has 20+ years of experience in research informatics and has served in various roles at Monogram Biosciences, a LabCorp company, including Director of Bioinformatics and Biostatistics, and Director of Software Engineering, from 2000 to 2014. During Mojgan's tenure with Talis, she led the Bioinformatics and Software group where she directed her team's efforts towards advancing the company's software, analytics, bioinformatics tools, algorithms, and infrastructure to enable efficient data-driven decision making with respect to Talis' medical diagnostic products. Dr. Haddad serves as an editor for several scientific journals, and has published extensively in the area of data science for virology, oncology, and personalized medicine.





Courtney Benham
Director

Courtney is a wine producer in Napa Valley, and owns the Martin Ray wine and label there, among other labels, including Courtney Benham wines. He spends about 10 hours per month working with AtomBeam.





Kayla Vallarta
Director of Operations and Controller

Kayla has a 14 years of experience in operations, financial modeling and analysis, fiscal budgeting, management and forecasting, financial reporting, oversight of internal controls, bank reporting, and debt covenant compliance. Most recently, she served as a senior financial analyst of a consulting firm specializing in M&A transactions. Kayla has an MBA in finance from St. Mary's College.



ALL UPDATES

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5% **Loyalty Bonus**
As you have previously invested in AtomBeam Technologies, Inc., you are eligible for additional bonus shares.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into AtomBeam.

$496

RESERVATION BONUS

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

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JOIN THE DISCUSSION

GB

What's on your mind?

0/2500

Post

CY **Charles Yeomans**
AtomBeam • 18 hours ago

KEY UPDATE
...
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0 · 0

CY **Charles Yeomans**
AtomBeam • 19 hours ago

Hey - the recap of the webinar from today is on our YouTube site already!...
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0 · 2

KW **Kelly Washington**
20 hours ago

When does the reservation period end?

3 · 0

> CY **Charles Yeomans**
> AtomBeam • 20 hours ago
>
> Hi Kelly,
> ...
> Show more
>
> 0

View 2 more replies

KR **Kevin Rivera**
20 hours ago

Hi Charles, thanks for keeping us updated always.
...
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1 · 1

> CY **Charles Yeomans**
> AtomBeam • 20 hours ago
>
> Hi Kevin,
> ...
> Show more
>
> 0



AW

Aaron Wood
2 days ago

Love the hat and shirt!! Very stylish imo. Thank you!

1 0



CY

Charles Yeomans
AtomBeam • 2 days ago

100%! Glad you like it. If we do another round, I will get a new design set up, just to keep it interesting.

0



Th

Timothy huckaby
5 days ago

I tried going g to the website put at the time didn't see where we where to submit info for perks maybe I overlooked it ...I where a large on the...
Show more

1 0



CY

Charles Yeomans
AtomBeam • 2 days ago

Hi Timothy again - if you did not get the swag and were supposed to, let me know and we can fix you up ...
Show more

0



Th

Timothy huckaby
5 days ago

On the hat and shirt where do we sign up to submit information..
timothy Huckaby from Kansas city....how many hats and shirts do we ...
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1 0



CY

Charles Yeomans
AtomBeam • 2 days ago

Hi Timothy,
...
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0



MD

Martin Dueñaz
5 days ago

Does Asghar Riahi still hold interest as a shareholder with AtomBeam?
Does he have any type of interest/connection with AtomBeam that ma...
Show more

1 1



CY

Charles Yeomans
AtomBeam • 5 days ago

Hi Martin,
...
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1



JM

Jonathan Madden
6 days ago

I just received my awesome Atombeam T-shirt and Hat.
Thanks Atombeam team & Charles

2 3



CY

Charles Yeomans
AtomBeam • 6 days ago

Cool! NP, Jonathan.
...
Show more

1

View 1 more reply



EZ

Edward Zawacki
7 days ago

Hi Charles!

...
Show more

4 1

JS **JOHN STUDENKA**
6 days ago

I'm curious too. Asghar Riahi the originator of atombeam .....would like to know if he is still on board or not. John

1

View 3 more replies

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